INVESTMENT MANAGERS SERIES TRUST

235 West Galena Street

Milwaukee, Wisconsin 53212

August 16, 2019

VIA EDGAR TRANSMISSION

U. S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Investment Managers Series Trust – File No. 333-232322

Ladies and Gentlemen:

We hereby request that the effective date of Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 of Investment Managers Series Trust (the “Trust”), with respect to the proposed reorganization of the All Terrain Opportunity Fund, a series of Investment Managers Series Trust II, into the All Terrain Opportunity Fund, a separate series of the Trust, be accelerated to August 19, 2019, or as soon as practicable thereafter, pursuant to Rule 461 under the Securities Act of 1933, as amended.

Very truly yours,

Investment Managers Series Trust

/s/ Maureen Quill

Name: Maureen Quill

Title: President

IMST Distributors, LLC

/s/ Richard J. Berthy

Name: Richard J. Berthy

Title: President